

Mail Stop 4628

April 18, 2018

Via E-mail
C. Andrew Smith
Chief Financial Officer
Patterson-UTI Energy, Inc.
10713 W. Sam Houston Pkwy N, Suite 800
Houston, Texas 77064

> **Re:** **Patterson-UTI Energy, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2017**
> **Filed February 20, 2018**
> **File No. 0-22664**

Dear Mr. Smith:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2017

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

Management Overview, page 30

1. Disclosure in your Form 10-K states that the expiration of higher day rate, legacy long-term rig contracts was a cause of lower average revenue per operating day during the fiscal year ended December 31, 2017. As average revenue per operating day is identified as a primary factor that impacts the revenues in your contract drilling segment, revise to analyze the expiration of these legacy rig contracts as a known trend that is reasonably likely to impact your operating results. This disclosure should explain the degree to which past results are indicative of future performance in light of material differences in the terms of expiring legacy contracts compared to the contracts you are currently

entering into. Refer to Item 303(a)(3)(ii) of Regulation S-K and, for additional guidance, section III.B.3. of SEC Release No. 33-8350.

Notes to Consolidated Financial Statements

Note 2. Acquisitions, page F-13

2.   Disclosure regarding your acquisition of Seventy Seven Energy Inc. identifies its "reputation as an experienced provider of high-quality contract drilling and pressure pumping services in a safe and efficient manner" as a factor that contributed to a purchase price resulting in the recognition of goodwill. However, it does not appear that you have described the qualitative factors that make up the goodwill recognized. Revise to provide disclosure that complies with the requirements of FASB ASC 805-30-50-1a. This comment also applies to the goodwill recognized in connection with your acquisition of MS Directional, LLC.

Note 14. Business Segments, page F-33

3.   Revise to provide disclosure showing revenues from external customers for each of your service offerings. For example, we note that the services offered by your pressure pumping operating segment consist of well stimulation services and cementing services for completion of new wells and remedial work on existing wells and the services offered by your directional drilling services operating segment include directional drilling, downhole performance motors, directional surveying, measurement-while-drilling, and wireline steering tools. Refer to FASB ASC 280-10-50-40.

Form 8-K filed February 8, 2018

4.   Your presentation of Pro Forma Net Loss per Share in your Form 8-K appears to be a non-GAAP measure. Revise to disclose the purposes for which management uses this non-GAAP measure and to reconcile it to GAAP earnings per share. In addition, show separate adjustments for income taxes along with a clear explanation for those adjustments. Refer to Items 10(e)(1)(i)(B) and 10(e)(1)(i)(C) of Regulation S-K along with questions 102.05 and 102.11 of the Compliance & Disclosure Interpretations regarding Non-GAAP Financial Measures.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or me at (202) 551-3311 with any questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Accounting Branch Chief
Office of Natural Resources